Exhibit 99.02 - Press Release - February 4, 2002


MCKENZIE BAY BEGINS MARKETING

BRIGHTON, Mich., (BUSINESS WIRE) -- McKenzie Bay International Ltd, (MKBY) has begun the marketing of Electricity Management Systems "EMS"

EMS represent a customized comprehensive solution specifically engineered to provide lower cost, high quality, environmentally conscious, continuous electricity solutions for In-Line and Off-Grid suppliers and users.

McKenzie Bay developed EMS to address electricity storage, cost and quality problems facing Off-Grid users, such as remote locations and island communities, alternative energy producers and business applications. Thousands of Off-Grid users worldwide represent a potential multi-billion dollar market for EMS.

The primary EMS component is the Vanadium Redox Battery "VRB" electricity storage technology. Other EMS Components include Wind Turbines, Vanadium Electrolyte, Diesel Generators and various other power generators.

VRB's are an excellent solution for essential power dependent factory functions and commercial service centers seen in today's high tech, continuous power dependent world, where less than a one second power interruption causes billions of dollars in downtime losses.

EMS has the unique ability to combine electricity generation and storage providing significantly lower operating costs per kilowatt-hour for Off-Grid users. An Off-Grid user, utilizing an EMS consisting of a VRB and a Diesel Generator, on average, will reduce the cost of diesel power generation by 30%. Including a Wind Turbine, electricity costs could be reduced to 50% of existing per kilowatt-hour cost.

In-Grid users and providers, such as factories, office complexes and telecommunication, could utilize EMS as effective risk management for continuous, high quality, electricity requirements and for protection against power interruption.

EMS and/or their Components may be leased or purchased through McKenzie Bay Leasing, a McKenzie Bay International subsidiary.

In the last 20 years, consumption of electricity in the USA has grown by over 100%. Electricity is now eight times more important than gas in the USA economy. In 1990, 25% of the energy used was in the form of electricity, today it is 37%, and by 2010 50%, and 90% by 2020 according to the Energy Information Administration.

A burgeoning, new market for clean, continuous, "premium" electrical power has emerged that existing utility grids cannot guaranty. Beginning in 2002, significantly higher insurance costs for power interruption are expected to force businesses to seek alternatives for risk management of potential losses from power interruption. Downtime costs vary by industry sector, averaging $1 million, for every hour of downtime according to an October 2000 Meta Group industry sector tracking study.

The continuous power market alone is estimated at $50 billion in 2000 and is expected to increase to $500 billion in five to ten years according to a Digital Power Report. Power outages interrupt operations at 72% of US businesses.

This press release contains certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligation to update information contained in any forward-looking statemen t. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development to successfully implement its business plan.